SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 6)(1)

                                  SAVVIS, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
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                                 (CUSIP Number)

Welsh, Carson, Anderson  & Stowe                William J. Hewitt, Esq.
320 Park Avenue, Suite 2500                     Ropes & Gray LLP
New York, New York  10022                       45 Rockefeller Plaza
Attention: Jonathan M. Rather                   New York, New York  10111
Tel. (212) 893-9500                             Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2006
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



-------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0                                         Page 2 of 11 Pages


1)   Name of Reporting Person         Welsh, Carson, Anderson & Stowe VIII, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          24,016,804 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     24,016,804 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    24,016,804 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 47.0%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN

CUSIP No. 805423 10 0                                         Page 3 of 11 Pages


1)   Name of Reporting Person         Welsh, Carson, Anderson & Stowe VII, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          874,027 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     874,027 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    874,027 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 1.5%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN

CUSIP No. 805423 10 0                                         Page 4 of 11 Pages


1)   Name of Reporting Person         Welsh, Carson, Anderson & Stowe VI, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
      if a Member of a Group                          (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          1,165,842 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     1,165,842 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    1,165,842 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 2.5%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN

CUSIP No. 805423 10 0                                         Page 5 of 11 Pages


1)   Name of Reporting Person         WCAS Capital Partners II, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          -0-
Shares Beneficially
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     -0-

                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                       -0-
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                    -0-
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                         PN

CUSIP No. 805423 10 0                                         Page 6 of 11 Pages

1)   Name of Reporting Person         WCAS Information Partners, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          -0-
Shares Beneficially
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     -0-

                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                       -0-
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                    -0-
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                         PN

CUSIP No. 805423 10 0                                         Page 7 of 11 Pages

1)   Name of Reporting Person         WCAS Management Corporation
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          53,862 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     53,862 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    53,862 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 0.1%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      CO

CUSIP No. 805423 10 0                                         Page 8 of 11 Pages

                         Amendment No. 6 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002, Amendment No. 3 thereto filed on October 8, 2002, Amendment No. 4 thereto filed on December 30, 2004 and Amendment No. 5 thereto filed on July 6, 2006 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The following Items of the Schedule 13D are hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The information set forth below is based on a total of 51,347,514 shares of Common Stock outstanding as of October 27, 2006, as reported in the Issuer's Report on Form 10-Q filed with the Commission on November 1, 2006.

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 24,016,804 shares of Common Stock, or approximately 47.0% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS VII and VII Partners
          -------------------------

          WCAS VII owns 874,027 shares of Common Stock, or approximately 1.5% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS VI and VI Partners
          -----------------------

          WCAS VI owns 1,165,842 shares of Common Stock, or approximately 2.5% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP II and CP II Partners
          -----------------------------

          WCAS CP II and CP II Partners, as the general partner of WCAS CP II, own no shares of Common Stock.

          WCAS IP and INFO Partners
          -------------------------

          WCAS IP and INFO Partners, as the general partner of WCAS IP, own no shares of Common Stock.

          WCAS
          ----

          WCAS owns 53,862 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          Managing Members of VIII Associates, General Partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Principals

CUSIP No. 805423 10 0                                         Page 9 of 11 Pages

          (i) Patrick J. Welsh owns 296,284 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 291,624 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 338,080 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iv) Thomas E. McInerney 241,098 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 51,234 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 37,993 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally beneficially owns an aggregate 11,686 shares of Common Stock (5,954 directly and 5,732 indirectly, by the Queally Family Foundation), or less than 0.1% of the Common Stock outstanding.

          (viii) Jonathan M. Rather owns 2,803 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) D. Scott Mackesy owns 2,093 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) John D. Clark owns 1,845 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Sanjay Swani owns 2,136 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) James R. Matthews owns 2,093 shares of Common Stock , or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and WCAS, respectively. Each of the managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Associates and/or a general partner of VII Partners, VI Partners, CP II Partners and/or INFO Partners, and/or as a WCAS Principal, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and/or WCAS.

          (c) On December 27, 2006 WCAS VII and WCAS VI distributed in kind 874,028 and 1,165,842 shares of Common Stock, respectively, to their respective partners. On December 29, 2006 WCAS CP II and WCAS IP sold in open market transactions 44,517 and 4,357 shares of Common Stock, respectively, at a sale price of $35.51 per share.

CUSIP No. 805423 10 0                                        Page 10 of 11 Pages

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP or WCAS.

          (e) Not Applicable.

CUSIP No. 805423 10 0                                        Page 11 of 11 Pages


                                    Signature
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006

                              WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                              By:  WCAS VIII Associates, L.L.C., General Partner

                              By:/s/Jonathan M. Rather
                                    ---------------------
                                    Managing Member

                              WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                              By: WCAS VII Partners, L.P., General Partner

                              By:/s/Jonathan M. Rather
                                    ---------------------
                                    General Partner

                              WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                              By: WCAS VI Partners, L.P., General Partner

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Attorney-in-Fact

                              WCAS CAPITAL PARTNERS II, L.P.
                              By: WCAS CP II Partners, General Partner

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Attorney-in-Fact

                              WCAS INFORMATION PARTNERS, L.P.
                              By: WCAS INFO Partners, General Partner

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Attorney-in-Fact

                              WCAS MANAGEMENT CORPORATION

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Vice President, Secretary and Treasurer